The information in this prospectus supplement and the attached prospectus is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not issuing this prospectus supplement and the attached prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Subject to Completion, Dated March 7, 2000

Prospectus Supplement to Prospectus dated March 7, 2000

GOODYEAR

$

The Goodyear Tire & Rubber Company

% Notes due 20

Maturity
- The % Notes due 20 will mature on March , 20 .

Interest
- Interest on the Notes is payable on March and September of each year, beginning September , 2000.
- Interest on the Notes will accrue from March , 2000.

Listing
- The Notes will not be listed on any securities exchange.

Redemption
- We may redeem some or all of the Notes at any time. The redemption prices are described at page S-8.
- There is no sinking fund for the Notes.

Ranking
- The Notes are unsecured.
- The Notes rank equally with all of our other unsecured and unsubordinated debt.

The Company
- Our principal office is located at 1144 East Market Street, Akron, Ohio 44316-0001. Our telephone number is 330-796-2121.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these Securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Goodyear, before expenses	%	$

Your purchase price will also include any interest that has accrued on the Notes since March , 2000.

- The Notes will be delivered to you in global form through the book-entry delivery system of The Depository Trust Company on or about March , 2000.
- The underwriters listed below will purchase the notes from us on a firm commitment basis and offer them to you, subject to certain conditions.

Chase Securities Inc.

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Donaldson, Lufkin & Jenrette

Goldman, Sachs & Co.

Merrill Lynch & Co.

Morgan Stanley Dean Witter

The date of this Prospectus Supplement is March , 2000.

ABOUT THIS PROSPECTUS

You should read this prospectus supplement along with the prospectus that follows. In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained or incorporated by reference in this prospectus supplement or the attached prospectus is accurate as of any date other than its respective date. Our business, financial condition, and results of operations may have changed since the date of such information.

TABLE OF CONTENTS

THE COMPANY

The Goodyear Tire & Rubber Company (''Goodyear'', or ''we'' or ''us'', and, together with our domestic and foreign subsidiary companies, the ''Goodyear Group'') is one of the world's leading manufacturers of tires and rubber products. The Goodyear Group engages in operations in most regions of the world. In 1999, our consolidated net sales were $12.88 billion and our net income was $241.1 million, or $1.52 per share - diluted. Worldwide employment averaged 100,649 during 1999. Our operations involve seven business segments: North American Tire, European Union Tire, Eastern Europe, Africa and Middle East Tire, Latin American Tire, Asia Tire, Engineered Products and Chemical Products.

TIRES

Our principal business is the development, manufacture, distribution and sale of tires and related products and services worldwide. The Goodyear Group manufactures and markets in most regions of the world a broad line of rubber tires for automobiles, trucks, buses, tractors, farm implements, earthmoving equipment, aircraft, industrial equipment and various other applications, in each case for sale to original equipment manufacturers and in the replacement markets. We also:

- manufacture and sell inner tubes and flaps for truck tires and other types of tires.
- retread truck, aircraft and heavy equipment tires.
- manufacture and sell tread rubber and other tire retreading materials.
- provide automotive repair services and miscellaneous other products and services, primarily in the United States and Canada.

Our five tire segments accounted for approximately 87.1% of our consolidated net sales and approximately 64.9% of our segment operating income during 1999. During 1999, new tire sales accounted for approximately 79.5% of our consolidated net sales.

On September 1, 1999, we completed a global alliance with Sumitomo Rubber Industries (''Sumitomo'') pursuant to which we acquired 75% of a joint venture company in Europe that owns substantially all of Sumitomo's tire business in Europe, including eight tire manufacturing plants and distribution operations in 18 European countries. We contributed the major portion of our tire businesses in Europe to the joint venture company, including five tire plants. Similarly, we acquired 75% of the capital of a company that purchased Sumitomo's manufacturing operations in North America and certain related tire distribution operations. We also acquired 100% of Sumitomo's other tire distribution operations in North America. The businesses acquired in the alliance with Sumitomo involve the manufacture, distribution and sale of Dunlop-brand and other house brand passenger, truck and farm tires. The cost of acquiring these businesses totaled approximately $1.24 billion, consisting of the approximately $931.6 million of cash payments (financed by the issuance of additional debt) to Sumitomo and approximately $307 million representing the fair value of the 25% net interest of our businesses contributed to the joint venture company in Europe. We recognized a gain on the assets contributed in the amount of $149.7 million ($143.7 million after tax, or $.90 per share - diluted) in the third quarter of 1999. These businesses contributed $855.0 million of our net sales and $60.7 million of our operating income in 1999.

We offer tires for most applications and to all classes of customers. Worldwide, our sales of new tires to the numerous replacement markets we serve substantially exceed our sales of new tires to original equipment manufacturers. During 1999, we sold approximately 200.4 million tires worldwide, approximately 141.2 million of which were sold in the replacement markets and approximately 59.2 million of which were sold to original equipment customers. New tires are sold under highly competitive conditions throughout the world. On a worldwide basis, our major competitors are Bridgestone/Firestone and Michelin/UniroyalGoodrich. Based on various industry and other sources, we estimate that our share of the worldwide auto, truck and farm tire markets was approximately 20.1% in 1999, 19.1% in 1998 and 19.0% in 1997.

In the United States and many other countries, we sell Goodyear-brand tires to vehicle manufacturers for use as original equipment on vehicles they produce. In most countries, we sell Goodyear-brand tires, and in certain countries we sell other house brand and private brand tires, through various channels of distribution for sale to vehicle owners for replacement purposes. We compete with other tire manufacturers on the basis of price, warranty, service, consumer convenience and product design, performance and reputation. We believe Goodyear-

brand tires enjoy a high recognition factor throughout the world and have a reputation for performance and high quality and value. Dunlop-brand tires enjoy a high recognition factor in North America and Europe and have a reputation for performance, quality and value. Kelly-brand, Fulda-brand, Debica-brand, Sava-brand, and various other house-brand tire lines offered by us, and tires we manufacture and sell to private-brand customers, compete primarily on the basis of price.

North American Tire

Our North American Tire segment manufactures and sells tires and related products and services in the United States and Canada. In 1999, North American Tire accounted for approximately 49.3% of our consolidated net sales and approximately 3.5% of our segment operating income. During 1999, new tire sales accounted for approximately 88.1% of the net sales of North American Tire.

Tires. North American Tire manufactures and sells a broad line of tires in the United States and Canada for automobiles, trucks, buses, tractors, farm implements, earth moving equipment, aircraft, industrial equipment and various other applications. North American Tire manufactures tires in 14 plants in the United States and Canada.

Goodyear-brand radial passenger tire lines sold in North America include the all season Regatta, the Eagle Gatorback and the Eagle Aquatred high performance tire lines, and run-flat extended mobility technology tires, including the new Aquasteel EMT. The major lines of Goodyear-brand radial light truck tires offered are the Wrangler and Workhorse. A full line of all-steel cord and belt construction radial medium truck tires, the Unisteel series, are sold for various applications, including line-haul highway use and off-road service. Also offered are several lines of radial and bias-ply tires for farm machinery, heavy equipment and commercial and military aircraft.

We also offer various lines of Dunlop-brand, Kelly-brand, other house brand, private brand and associate brand tires to the United States and Canadian replacement markets.

Related Products and Services. North American Tire also retreads truck, aircraft and heavy equipment tires, primarily as a service to its commercial customers, and manufactures and sells tread rubber and other tire retreading materials for various applications. Additional products and services offered in the United States and Canada include:

- automotive repair services provided through approximately 943 of our retail outlets.
- the sale of automotive repair and maintenance items, automotive equipment and accessories and other items to dealers and consumers.

European Union Tire

Our European Union Tire segment manufactures and sells a broad line of tires for automobiles, trucks, farm implements and construction equipment throughout the member states of the European Union and in Switzerland and Norway, distributes and sells tires to various export markets in other regions, and provides related products and services. European Union Tire manufactures tires in 13 plants located in England, France, Germany and Luxembourg. In 1999, European Union Tire accounted for approximately 19.9% of our consolidated net sales and approximately 34.8% of our segment operating income. New tire sales represented approximately 98.2% of the net sales of European Union Tire during 1999.

European Union Tire manufactures and sells several lines of radial passenger tires and light truck tires, led by the Eagle and the Eagle Aquatred passenger tire lines and the Wrangler light truck tire line, the Unisteel series of radial medium truck tires, a line of bias-ply medium truck tires, and a broad line of tires for farm implements and heavy equipment.

European Union Tire also:

- sells new, and manufactures and sells retreaded, aircraft tires in Europe.
- provides various retreading and related services for truck and heavy equipment tires, primarily for its commercial customers.
- offers automotive repair and related services through certain retail outlets in which it owns a controlling interest.

Eastern Europe, Africa and Middle East Tire

The Eastern Europe, Africa and Middle East Tire segment manufactures and sells a broad line of passenger, truck, farm and construction equipment tires in most countries in Eastern Europe, the Middle East and Africa, with tire manufacturing plants located in Morocco, Poland, Slovenia, South Africa and Turkey. In 1999, this segment accounted for approximately 6.2% of our consolidated net sales and approximately 9.2% of our segment operating income. New tire sales represented approximately 92.7% of the segment's net sales during 1999.

The Eastern Europe, Africa and Middle East Tire segment manufactures and sells Goodyear-brand, Kelly-brand, Debica-brand and Sava-brand tires and sells Dunlop-brand (since September 1, 1999) and Fulda-brand tires manufactured by European Union Tire. Sales operations are maintained in most countries in Eastern Europe and throughout Africa and the Middle East. Eastern Europe, Africa and Middle East Tire also:

- sells new and retreaded aircraft tires.
- provides retreading and related services for truck and heavy equipment tires.
- sells tires and automotive parts and accessories and provides automotive repair services through retail outlets, primarily in South Africa.

Latin American Tire

Our Latin American Tire segment manufactures and sells auto, truck and farm tires in Mexico and throughout Central and South America and exports new tires to various markets. Latin American Tire manufactures tires in plants located in Brazil, Chile, Colombia, Guatemala, Mexico, Peru and Venezuela. In 1999, Latin American Tire accounted for approximately 7.2% of our consolidated net sales and approximately 12.5% of our segment operating income. New tire sales represented approximately 89.0% of the net sales of Latin American Tire during 1999.

Latin American Tire manufactures and sells several lines of radial and bias-ply passenger, light truck and medium truck tires and various radial and bias-ply medium truck tires and sells new aircraft tires. Latin American Tire also manufactures and sells retreaded tires for trucks and heavy equipment and provides various materials and related services for truck, aircraft and heavy equipment tires.

Asia Tire

Our Asia Tire segment engages in the manufacture and sale of tires throughout east, southeast and south Asia and the western Pacific, including China, India, Indonesia, Japan, Malaysia and Thailand. In 1999, Asia Tire accounted for approximately 4.5% of our consolidated net sales and approximately 4.8% of our segment operating income. New tire sales represented approximately 96.7% of the 1999 net sales of Asia Tire.

Asia Tire manufactures several lines of tires for automobiles, light and medium trucks, aircraft, farm implements and construction equipment for both the original equipment and replacement markets at facilities located in China, India, Indonesia, Japan, Malaysia, the Philippines, Taiwan and Thailand. Asia Tire also retreads truck, heavy equipment and aircraft tires.

ENGINEERED PRODUCTS

Our Engineered Products segment develops, manufactures, distributes and sells numerous rubber and thermoplastic products worldwide. Engineered Products are manufactured in 26 plants located in the United States, Australia, Brazil, Canada, Chile, China, France, Mexico, Slovenia, South Africa and Venezuela. In 1999, Engineered Products accounted for approximately 9.4% of our consolidated net sales and approximately 13.1% of our segment operating income.

The products and services offered by Engineered Products include:

- belts and hose for motor vehicles.
- air springs, engine mounts and chassis parts for motor vehicles.
- conveyor and power transmission belts.
- air, water, steam, hydraulic, petroleum, fuel, chemical and materials handling hose for industrial applications.

- tank tracks.
- various other engineered rubber products and miscellaneous services.

CHEMICAL PRODUCTS

Our Chemical Products segment manufactures and sells synthetic rubber and rubber latices, various resins and organic chemicals used in rubber and plastic processing, and other chemical products for industrial customers worldwide. Substantially all production is in the United States, except for certain products manufactured in France. Our Chemical Products business also owns and operates a natural rubber plantation and processing facility in Indonesia and conducts natural rubber purchasing operations.

Chemical Products accounted for approximately 7.2% of our consolidated net sales and approximately 22.0% of our segment operating income during 1999. The major portion (52.0% in 1999) of the revenues of our Chemical Products segment are from sales to our other segments, primarily synthetic rubber and rubber processing chemicals to North American Tire, at the lower of a formula price or market.

USE OF PROCEEDS

The net proceeds from the sale of the notes will be used to repay a portion of the approximately $1.314 billion of our commercial paper outstanding at March 1, 2000, which commercial paper bears interest at a weighted average rate of 6.33% per annum.

SELECTED FINANCIAL DATA

In the table below we provide you with selected consolidated financial information prepared using our audited consolidated financial statements for each of the fiscal years in the five-year period ended December 31, 1999.

You should read the information below with the financial statements and accompanying notes included at Item 8 of our Annual Report on Form 10-K for the year ended December 31, 1999, which are incorporated herein by reference.

	Year Ended December 31,				
(In millions, except per share and ratios)	**1999**	**1998**	**1997**	**1996**	**1995**
Net Sales	$12,880.6	$12,626.3	$13,065.3	$12,985.7	$13,039.2
Income from Continuing Operations	241.1	717.0	522.4	558.5	575.2
Discontinued Operations	—	(34.7)	36.3	(456.8)	35.8
Net Income	$ 241.1	$ 682.3	$ 558.7	$ 101.7	$ 611.0
Per Share of Common Stock:					
Income (Loss) Per Share — Basic:					
Income from Continuing Operations	$ 1.54	$ 4.58	$ 3.34	$ 3.60	$ 3.78
Discontinued Operations	—	(.22)	.24	(2.94)	.24
Net Income — Basic	$ 1.54	$ 4.36	$ 3.58	$ .66	$ 4.02
Income (Loss) Per Share — Diluted:					
Income from Continuing Operations	$ 1.52	$ 4.53	$ 3.30	$ 3.56	$ 3.74
Discontinued Operations	—	(.22)	.23	(2.91)	.23
Net Income — Diluted	$ 1.52	$ 4.31	$ 3.53	$ .65	$ 3.97
Dividends Per Share	$ 1.20	$ 1.20	$ 1.14	$ 1.03	$ .95
Total Assets	$13,102.6	$10,589.3	$ 9,917.4	$ 9,671.8	$ 9,789.6
Long Term Debt	$ 2,347.9	$ 1,186.5	$ 844.5	$ 1,132.2	$ 1,320.0
Shareholders' Equity	$ 3,617.1	$ 3,745.8	$ 3,395.5	$ 3,279.1	$ 3,281.7
Ratio of Earnings to Fixed Charges	2.31	5.78	5.08	5.18	5.10

Notes: (1) Net income in 1999 included net after-tax gains of $154.8 million, or $.97 per share-diluted, from the change in control of businesses contributed by Goodyear to the Goodyear Dunlop joint venture in Europe and the sale of certain rubber chemical assets, and net rationalization charges of $132.5 million after tax, or $.84 per share-diluted.

(2) Net income in 1998 included a net after-tax gain of $61.3 million, or $.38 per share-diluted, from the sale of the All American Pipeline System and related assets, rationalizations and the sale of other assets.

(3) Net Income in 1997 included net after-tax charges of $176.3 million, or $1.12 per share-diluted, for rationalizations.

(4) Net Income in 1996 included net after-tax charges of $573.0 million, or $3.65 per share-diluted, for the writedown of the All American Pipeline System and related assets and certain rationalization actions.

(5) For purposes of computing the ratios of earnings to fixed charges: (a) earnings consist of income from continuing operations before income taxes, plus amortization of capitalized interest, minority interest in net income of subsidiaries, certain other adjustments, and fixed charges; and (b) fixed charges include interest expense, amortization of debt discount, premium or expense, the portion of rents representative of an interest factor, capitalized interest and our share of fixed charges of equity investees.

DESCRIPTION OF NOTES

The following description sets forth the particular terms of the Notes and supplements the description of the general terms of the Notes set forth under the heading ''Description of Debt Securities'' in the attached prospectus. Capitalized terms used in this prospectus supplement that are not otherwise defined will have the meanings given to them in the accompanying prospectus. The following statements with respect to the Notes are summaries and are subject to, and are qualified by reference to, the provisions of the Notes and the Indenture.

General Terms

The Notes will be issued as a separate series under the Indenture, dated as of March 1, 1999, between Goodyear and The Chase Manhattan Bank, as Trustee. The Notes will be limited in aggregate principal amount to $. The Notes will mature on March , 20 and will accrue interest at a rate of % per annum.

The Notes will bear interest from March , 2000, payable on March and September of each year, commencing September , 2000. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable generally to the person in whose name the Note is registered at the close of business on the March or September next preceding the March or September interest payment date.

The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Defeasance

The provisions of the Indenture relating to legal defeasance and covenant defeasance (described under the caption ''Description of Debt Securities — Defeasance'' in the attached prospectus) will apply to the Notes.

Optional Redemption

We may, at our option, redeem the Notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice mailed to the Depositary, at a redemption price equal to the greater of:

- 100% of their principal amount, and
- the present value of the Remaining Scheduled Payments (as defined below) on the Notes, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined below) plus basis points.

We will also accrue interest on the Notes to the date of redemption. In determining the redemption price and accrued interest, interest shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

If money sufficient to pay the redemption price of and accrued interest on the Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after such date interest will cease to accrue on the Notes (or such portions thereof) called for redemption.

''Comparable Treasury Issue'' means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. ''Independent Investment Banker'' means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

''Comparable Treasury Price'' means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated ''Composite 3:30 p.m. Quotations for U.S. Government Securities'' or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. ''Reference Treasury Dealer Quotations'' means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable

Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

"Reference Treasury Dealer" means Chase Securities Inc., and its successors, and, at our option, other primary U.S. Government securities dealers in New York City selected by us.

"Remaining Scheduled Payments" means, with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; *provided, however*, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Sinking Fund

There will not be a sinking fund for the Notes.

Form of Notes

Upon issuance, the Notes will be represented by one or more global securities in registered form, without coupons (the "Global Securities"), which will be issued in a denomination equal to the aggregate outstanding principal amount of the Notes.

Book-Entry System

The Notes will be represented by Global Securities registered in the name of Cede & Co., as a nominee of DTC. The information set forth under "Description of Debt Securities — Permanent Global Debt Securities — Book-Entry System" in the attached prospectus will apply to the notes. Thus, beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except under the circumstances described at "Description of Debt Securities — Permanent Global Debt Securities — Book-Entry System" in the attached prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form and will not be considered holders of Notes.

DTC holds securities of institutions that have accounts with it or its participants. DTC's records reflect only the identity of the participants to whose accounts notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, by participants to their customers, and in turn to beneficial owners will be governed by arrangements made among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices will be sent to Cede & Co.

Neither DTC nor Cede & Co. will consent or vote with respect to the Global Securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to the participants to whose accounts the Notes are credited on the applicable record date.

Principal and interest payments on the Global Securities representing the Notes will be made in immediately available funds to DTC. DTC's practice is to credit participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. We, or the

Trustee, are responsible for the payment of principal, premium, if any, and interest to DTC. Disbursement of such payments to participants shall be the sole responsibility of DTC. Disbursement of such payments to the beneficial owners of the Notes shall be the responsibility of the participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by DTC or any participants or for maintaining or reviewing any records of DTC or any participants.

DTC may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, and in the event that a successor securities depositary is not obtained, notes in definitive form are required to be printed and delivered to each holder. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Notes in definitive form will be printed and delivered.

The information in this section concerning DTC and its system has been obtained from sources that we believe are reliable, but we take no responsibility for the accuracy of such information. The information is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

Same-Day Settlement and Payment

Settlement for the Notes will be made by the Underwriters in immediately available funds. So long as DTC continues to make its ''Same-Day Funds Settlement System'' available to us:

- we will make all payments of principal and interest on the Notes in immediately available funds.
- The Notes will trade in DTC's Same-Day Funds Settlement System until maturity.

See, ''Description of Debt Securities — Same-Day Settlement and Payment'' in the attached prospectus at page 11.

UNDERWRITING

We and the underwriters have entered into an underwriting agreement relating to the offering and sale of the Notes (the ''Underwriting Agreement''). In the Underwriting Agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the principal amount of the Notes that appear opposite its name in the table below:

Underwriters	Principal Amount of the Notes
Chase Securities Inc.	$
Banc of America Securities LLC	
Bear, Stearns & Co. Inc.	
Donaldson, Lufkin & Jenrette Securities Corporation	
Goldman, Sachs & Co.	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Morgan Stanley & Co. Incorporated	
Total	$

The obligations of the underwriters under the Underwriting Agreement, including their agreement to purchase Notes from us, are several and not joint. Those obligations are also subject to certain conditions in the Underwriting Agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters have advised us that they propose to offer the Notes to the public at the public offering prices that appear on the cover page of this prospectus. The underwriters may offer the Notes to selected dealers at the public offering price minus a selling concession of up to % of the principal amount of the Notes. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession of up to % of the principal amount of the Notes to certain other dealers. After the initial public offering, the underwriters may change the public offering prices and any other selling terms.

In the Underwriting Agreement, we have agreed that:

- we will pay our expenses related to the Offering, which we estimate will be $;
- we will not offer or sell any of our debt securities (other than the Notes, debt securities offered for sale outside the United States, commercial paper or similar instruments, and notes and other similar instruments evidencing loans from banks) for a period of three days after the date of this prospectus without the prior consent of Chase Securities Inc.; and
- we will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

There is currently no established trading market for the Notes. In addition, we do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the Notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. The underwriters may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering of the Notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Chase Securities Inc. is an affiliate of the Chase Manhattan Bank, the Trustee. The Chase Manhattan Bank is the administrative agent and a lender under two revolving credit facilities under which we may borrow up to an aggregate of $2.0 billion from 27 banks, including an affiliate of Banc of America Securities LLC. In addition, the banking affiliates of Chase Securities Inc. and Banc of America Securities LLC participate on a regular basis in various other general financing and banking transactions for us and our affiliates. Chase Securities Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc., Donald, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co., or their respective affiliates, are counterparties to various interest rate exchange and similar contracts with the Company. Certain of the underwriters or their affiliates from time to time have performed, and continue to perform, various investment banking services for Goodyear. The underwriters and their associates or affiliates may in the future engage in transactions with, or may in the future perform services for, us and may in the future receive fees in connection therewith.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for us by C. Thomas Harvie, Esq., a Senior Vice President and the General Counsel of Goodyear, and for the Underwriters by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019. At March 1, 2000, Mr. Harvie directly or indirectly owned approximately 6,947 shares, and holds options and contingent rights granted pursuant to Goodyear sponsored compensation plans to acquire up to 116,370 additional shares, of Goodyear common stock.

PROSPECTUS

$1,250,000,000

The Goodyear Tire & Rubber Company

Debt Securities

The Goodyear Tire & Rubber Company may offer and sell from time to time debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $1,250,000,000. The debt securities may be offered in separate series in amounts, at prices and on terms determined at the time of offering.

We will provide specific terms of each series of the debt securities in supplements to this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 7, 2000

You should rely only on the information provided or incorporated by reference in this prospectus and the accompanying prospectus supplement. No person has been authorized by us to provide you with any other information. We are not making an offer of any debt securities in any state where the offer is unlawful. You should not assume that the information in this prospectus and the accompanying prospectus supplement is correct as of any date after the date of this prospectus and the prospectus supplement.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that The Goodyear Tire & Rubber Company (''Goodyear'', or ''we'' or ''us'') filed with the Securities and Exchange Commission using the ''shelf'' registration process. Under this process, we may sell debt securities in one or more offerings up to a total amount of $1,250,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer to sell debt securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The supplement may also add information and/or update and/or change the information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement together with the additional information described under the heading ''Where You Can Find More Information About Goodyear.'' To find more detail about certain documents, you should read the exhibits filed with the registration statement.

WHERE YOU CAN FIND MORE INFORMATION ABOUT GOODYEAR

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 (1-800-732-0330) for information on the operation of the Public Reference Room. Our filings with the SEC are also available to the public over the SEC's Internet web site at: http://www.sec.gov.

This prospectus does not contain all of the information in or the exhibits to the registration statement, which you may read at the SEC's Public Reference Room or over its Internet web site.

The SEC allows us to ''incorporate by reference'' into this prospectus information included in documents we file with it, which means we can disclose important information to you by referring you to other documents we file with the SEC. The information incorporated by reference is considered a part of this prospectus. Information that we file with the SEC later will automatically update and supercede the information in this prospectus.

We incorporate by reference into this prospectus:

- Our Annual Report on Form 10-K for the year ended December 31, 1999; and

- Any future filings made by us with the SEC (File No. 1-1927) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we have sold all of the debt securities offered by this prospectus.

You may request a copy of these filings, at no cost to you, by writing to us at the following address or calling us at the telephone number below:

Office of the Secretary
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

Telephone number: 330-796-2121

THE COMPANY

Goodyear was organized as an Ohio corporation in 1898. Together with its subsidiary companies, Goodyear is one of the world's leading producers of tires and rubber products. Our principal business is developing, manufacturing, distributing and selling new tires for most applications in most regions of the world. We also manufacture and sell numerous rubber and other products for the transportation industry and various industrial and consumer markets, manufacture and sell rubber-related chemicals for various applications, provide automotive repair and other services at retail and commercial outlets and sell various other products.

We maintain our principal executive offices at 1144 East Market Street, Akron, Ohio 44316-0001. Our telephone number is 330-796-2121.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds we receive from the sale of the debt securities will be used for general corporate purposes. General corporate purposes may include repaying short-term bank borrowings and funding future acquisitions, capital expenditures and working capital requirements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,				
	1999	1998	1997	1996	1995
Ratio of Earnings to Fixed Charges	2.31	5.78	5.08	5.18	5.10

For purposes of computing the above ratios: (1) earnings consist of income from continuing operations before income taxes, plus amortization of capitalized interest, minority interest in net income of subsidiaries, certain other adjustments, and fixed charges; and (2) fixed charges include interest expense, amortization of debt discount, premium or expense, the portion of rents representative of an interest factor, capitalized interest and our share of fixed charges of equity investees.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms of the debt securities. The particular terms of the series of debt securities offered by a prospectus supplement will be described in the prospectus supplement relating to such series of debt securities.

The debt securities will be issued under an Indenture, dated as of March 1, 1999 (the ''Indenture''), between Goodyear and The Chase Manhattan Bank, as trustee (the ''Trustee''). The following summary of certain provisions of the Indenture is not complete. Section references below are to sections of the Indenture. Capitalized terms have the meanings assigned to them in the Indenture. The referenced sections of the Indenture and the definitions of the capitalized terms are incorporated by reference. A copy of the Indenture is filed as an exhibit to the registration statement.

General

The Indenture provides for the issuance of our debt securities in an unlimited amount from time to time in one or more separate series. The debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated indebtedness.

The prospectus supplement relating to any particular series of debt securities offered will describe (to the extent applicable) the following terms with respect to the offered debt securities:

- the title of the debt securities;

- the aggregate principal amount of the debt securities;
- the price at which the debt securities will be issued;
- the dates on which the principal of the debt securities will be due and payable;
- the rate or rates (which may be fixed or variable) and/or any method for determining the rate or rates at which the debt securities will bear interest, if any;
- the date or dates from which any interest will accrue;
- the date on which payment of interest, if any, will commence, the interest payment dates, and the regular record dates for determining the holder to whom such interest will be payable;
- the person to whom any interest will be payable, if other than the person in whose name the debt security is registered at the close of business on the regular record date for such interest payment;
- the place or places where payments on the debt securities will be payable;
- any mandatory or optional sinking fund provisions applicable to the debt securities;
- any mandatory or optional redemption provisions applicable to the debt securities;
- if other than U.S. Dollars, the currency or currencies, including composite currencies, in which payments on the debt securities will be payable;
- any index used to determine the amount of payments of principal of (and premium, if any) or interest on the debt securities;
- the portion of the principal amount of the debt securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;
- any right we have to defease the debt securities under the Indenture;
- whether such debt securities will be issued in fully registered form without coupons or will be issued in the form of one or more global securities in temporary global form or definitive global form;
- any addition to or change in the covenants or events of default set forth below which will apply to the debt securities; and
- any other terms of the debt securities, which terms must be consistent with the Indenture. (Section 3.01)

Debt securities may be issued as original issue discount debt securities. An original issue discount debt security bears no interest or bears interest at a below-market rate, is sold at a discount to its stated principal amount and, ordinarily, provides that less than the stated principal amount will be payable upon any acceleration of its maturity. (Section 1.01) The applicable prospectus supplement will describe any special tax, accounting or other information relating to original issue discount debt securities or relating to certain other kinds of debt securities then being offered, such as debt securities linked to an index, payable in currencies other than U.S. dollars, or subject to special repayment or other provisions.

Unless otherwise specified in the prospectus supplement relating to any particular series of the debt securities:

- principal of (and premium, if any) and interest, if any, on the debt securities will be payable at the office of the Trustee maintained for such purpose, except that we have the option to pay interest by mailing a check to the address of the person entitled thereto as indicated by the security register;
- transfers and exchanges of the debt securities may be made at the office of the Trustee maintained for such purpose;
- payment of any interest due on any debt security will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest;

- the debt securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiples thereof; and
- no service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Sections 3.01, 3.02, 3.05, 3.07 and 10.02)

Covenants

Limitation on Secured Indebtedness. The Indenture contains a covenant by us that, so long as any debt securities are outstanding, neither we nor any Restricted Subsidiary (as defined below) will issue, assume or guarantee any Secured Indebtedness (as defined below) secured by a Lien (as defined below) on Restricted Property (as defined below) without securing the debt securities equally and ratably with, or prior to, such Secured Indebtedness. The foregoing limitation on Secured Indebtedness does not apply to:

- any Lien on Restricted Property of a Restricted Subsidiary that exists when the corporation becomes a Restricted Subsidiary;
- any Lien on Restricted Property that exists when Goodyear or a Restricted Subsidiary acquires such Restricted Property;
- any Lien on Restricted Property securing payment of all or part of the purchase price of such Restricted Property;
- any Lien on Restricted Property to secure any indebtedness incurred to finance all or part of the purchase price of such Restricted Property, whether incurred before, at the time of, or within one year after, the acquisition of such Restricted Property;
- any Lien on property of a corporation that exists when such corporation is merged into or consolidated with Goodyear or a Restricted Subsidiary;
- any Lien on property of a corporation that exists prior to the sale, lease or other disposition of all or substantially all of the properties of such corporation to Goodyear or a Restricted Subsidiary;
- any Lien securing Secured Indebtedness owing by any Restricted Subsidiary to Goodyear or another Restricted Subsidiary;
- any Lien on Restricted Property in favor of any country, any political subdivision of any country, or any department, agency or instrumentality of any country or any political subdivision of any country, to secure progress or other payments to us, or the performance of our obligations, pursuant to any contract or statute or to secure any indebtedness incurred to finance all or part of the cost of such Restricted Property, including Liens to secure pollution control or industrial revenue bonds or other types of financings;
- any Lien on personal property, other than manufacturing equipment that is Restricted Property;
- any extension, renewal or replacement of any Secured Indebtedness or any Lien referred to above, provided that the principal amount of Secured Indebtedness secured by the Lien shall not exceed the principal amount secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement Lien shall be limited to all or a part of the Restricted Property which secured such Lien (plus improvements on such Restricted Property); or
- any Lien on Restricted Property that would not otherwise be permitted, if the aggregate amount of all Secured Indebtedness secured by Liens not otherwise permitted, determined immediately after the grant of the Lien, does not exceed 15% of our consolidated stated capital, plus capital surplus, plus retained earnings as reported on our then most recent annual or quarterly consolidated balance sheet. (Section 10.05.)

Lien, Restricted Property, Restricted Subsidiary and Secured Indebtedness are defined in Section 1.01 of the Indenture. For your reference:

- ‘‘Lien’’ means any mortgage, lien, pledge, security interest or title retention agreement relating to any asset.

- ‘‘Restricted Property’’ means any manufacturing plant or equipment owned by us or a Restricted Subsidiary which is used primarily to manufacture tires or other automotive products and is located within the United States of America, excluding (i) retread plants, (ii) plants, facilities and equipment used primarily for transportation, marketing or warehousing, (iii) oil and gas pipeline and related assets, and (iv) certain other plants and equipment that are not important to our business.
- ‘‘Restricted Subsidiary’’ means a subsidiary of ours engaged primarily in manufacturing tires or other automotive products, which (i) has substantially all of its assets located in, and conducts substantially all of its operations in, the United States of America and (ii) has assets in excess of 5% of the total consolidated assets of us and our consolidated subsidiaries (as shown on our then most recent annual or quarterly consolidated balance sheet), other than a subsidiary primarily engaged in financing accounts receivable, leasing or owning real estate or transportation or distribution activities.
- ‘‘Secured Indebtedness’’ means indebtedness of us or any Restricted Subsidiary for money borrowed (including capital lease obligations and conditional sales contracts) that matures (or may be extended so as to mature) more than one year after it was incurred, assumed or guaranteed and is secured by a Lien on Restricted Property, other than indebtedness secured by a Lien which is outstanding at March 1, 1999.

Limitation on Sale and Leaseback Transactions. We also covenant that neither we nor any Restricted Subsidiary will enter into any lease covering any Restricted Property owned at March 1, 1999 that is sold to any other person in connection with such lease unless we or such Restricted Subsidiary:

- would be entitled under the Indenture to incur Secured Indebtedness secured by a Lien on the Restricted Property to be leased in an amount equal to the Attributable Debt (as defined below) with respect to such transaction without equally and ratably securing the debt securities; or
- use (within 120 days of the effective date of such transaction) an amount equal to the proceeds from the sale of such Restricted Property to repay any indebtedness of ours or such Restricted Subsidiary that matures (or may be extended so as to mature) more than one year after it was incurred or assumed.

This covenant does not prevent us or any Restricted Subsidiary from entering into any sale and lease back transaction:

- involving a lease with a term of three years or less; or
- which is entered into within 180 days after the later of the acquisition, the completion of construction, or the commencement of operation of such Restricted Property. (Section 10.06)

‘‘Attributable Debt’’ is the total net amount of rent required to be paid during the term of the relevant lease, discounted at the rate per annum equal to the lesser of (i) the prevailing market interest rate at the relevant date on United States Treasury obligations having a maturity substantially equal to the average term of the relevant lease, plus 3%, and (ii) the weighted average interest rate borne by debt securities then outstanding.

Consolidation, Merger and Sale of Assets. We also covenant that we will not merge into or consolidate with, or sell all or substantially all of our assets to, any Person, unless (a) the successor is a corporation organized under the laws of the United States of America or any state thereof, and (b) the successor corporation assumes all of our obligations under the debt securities and the Indenture. (Section 8.01) Upon any such merger, consolidation or sale, the successor corporation will succeed to, and be substituted for, us. (Section 8.02).

No Covenants Protecting Holders in the Event of Highly Leveraged Transactions. In the event of a recapitalization or highly leveraged transaction involving Goodyear, the Indenture does not and, unless set forth in the prospectus supplement relating to a particular series of debt securities, will not:

- contain any covenant (other than those described above) designed to protect holders of the debt securities;
- limit the total amount of indebtedness that we may incur;
- grant any right of redemption to holders of the debt securities; or
- provide for new covenants or any adjustments to terms and conditions of the debt securities.

No Redemption or Amendment upon Change in Control. The Indenture does not and, unless set forth in the prospectus supplement relating to a particular series of debt securities, will not require redemption, or any change in the covenants or other adjustments to the terms and conditions, of the debt securities in the event of any change in control of Goodyear.

Events of Default

An ''Event of Default'' under the Indenture (Section 5.01) with respect to debt securities of any series is the occurrence of any one of the following events:

- default for 30 days in payment of any interest on any debt security of that series;
- default in payment of principal of (or premium, if any, on) any debt security of that series when due;
- failure to deposit when due any sinking fund payment in respect the debt securities of that series;
- our failure for 60 days after appropriate notice to perform any of the other covenants in the Indenture (except covenants not applicable to debt securities of that series);
- certain events of bankruptcy, insolvency or reorganization of Goodyear; or
- any other Event of Default provided with respect to debt securities of that series.

If any Event of Default with respect to debt securities of any series occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if applicable, a specified portion of the principal amount of any original issue discount debt securities) of all debt securities of that series to be due and payable immediately. Subject to certain conditions, the declaration may be annulled and past defaults (except uncured payment defaults and certain other specified defaults) may be waived by the holders of a majority in principal amount of the debt securities of that series then outstanding. (Sections 5.02 and 5.13)

The prospectus supplement relating to each series of debt securities that consists in whole or in part of original issue discount debt securities will describe any particular provisions relating to acceleration of the maturity of such original issue discount debt securities when an Event of Default occurs, including the portion of the stated amount that would be due.

The Trustee is required to give the holders of any series of debt securities notice of a default known to it (if uncured or not waived) within 90 days after the default occurs. Except in the case of a payment default, the Trustee may withhold this notice if it determines in good faith that withholding it is in the interest of the holders of such series. The above notice shall not be given until at least 60 days after a default occurs in the performance of a covenant in the Indenture other than a payment default. The term ''default'' for this purpose means any event which is, or after notice and/or lapse of time would become, an Event of Default with respect to debt securities of that series. (Section 6.02)

Other than the duty to act with the required standard of care, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request or direction of the holders of debt securities unless the holders indemnify the Trustee. (Section 6.03)

If the Trustee is indemnified, the holders of a majority in principal amount of debt securities of any series may direct the time, method and place of conducting any proceeding for any available remedy or for exercising any trust or other power conferred on the Trustee. However, the Trustee may decline to act if such direction is contrary to law or the Indenture. (Section 5.12)

No holder of any debt security of any series may start a lawsuit under the Indenture, unless:

- the holder has given to the Trustee written notice of a continuing Event of Default with respect to debt securities of that series;
- the holders of at least 25% in principal amount of the debt securities of that series then outstanding make a written request to the Trustee to seek a remedy and offer a reasonable indemnity;

- the Trustee fails to start a lawsuit within 60 days; and
- the Trustee does not receive from the holders of a majority in principal amount of the debt securities of that series then outstanding a direction inconsistent with such request during such 60-day period. (Section 5.07)

However, the holder of any debt security will have an absolute right to receive payment of the principal of (and premium, if any) and any interest on such debt security when due and to institute suit for the enforcement of any such payment. (Section 5.08)

The Indenture requires us to file annually with the Trustee a certificate stating that no default exists under certain provisions of the Indenture or specifying any default that exists. (Section 10.08)

Defeasance

The prospectus supplement will state if any defeasance provision will apply to the offered debt securities.

Defeasance and Covenant Defeasance. The Indenture provides that, if made applicable to any series of debt securities, we may elect to:

- defease and be discharged from all of our obligations (subject to certain limited exceptions) with respect to any series of debt securities then outstanding (''Defeasance''); and/or
- be released from our obligations under certain covenants and from the consequences of an Event of Default resulting from the breach of those covenants (''Covenant Defeasance'').

To elect Defeasance and/or Covenant Defeasance, we must deposit in trust with the Trustee money and/or U.S. Government Obligations which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to repay in full when due the debt securities of such series. As a condition to Defeasance or Covenant Defeasance, we must deliver to the Trustee an opinion of counsel that holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance or Covenant Defeasance and that the debt securities, if then listed on a national securities exchange under the Exchange Act, would not be delisted as a result of the defeasance. (Sections 13.02, 13.03 and 13.04) In the case of Defeasance, we may deliver to the Trustee a ruling of the Internal Revenue Service in lieu of the opinion of counsel.

Covenant Defeasance and Certain Events of Default. If we implement Covenant Defeasance for a series of the debt securities and such series is declared due and payable because of the occurrence of one of certain Events of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity, but may not be sufficient to pay amounts due at the time of the acceleration resulting from such Event of Default. However, we remain liable for such payments.

Modifications and Waivers of the Indenture

Goodyear and the Trustee may modify (by adding, changing or eliminating any provision of) the Indenture (as provided at Section 9.02) with the consent of the holders of not less than a majority in principal amount of outstanding debt securities of each series affected. However, without the consent of each affected holder, no modification may:

- change the dates fixed in any debt security for the payment of the principal of and interest on such debt security.
- reduce the principal amount of (or premium, if any) or any interest on any debt security.
- reduce the rate of interest on any debt security.
- reduce the amount of principal of an original issue discount debt security payable upon acceleration.

- change the place or currency of payment of principal of (or premium, if any) or interest on any debt security.
- impair the right to institute suit for the enforcement of any payment on any debt security on or after such payment is due and payable.
- reduce the percentage in principal amount of debt securities of any series required to consent a modification of, or waiver under, the Indenture.
- effect certain other changes.

The holders of a majority in principal amount of debt securities of any series then outstanding may waive our compliance with certain restrictive provisions of the Indenture with respect to that series. (Section 10.09) The holders of a majority in principal amount of debt securities of any series then outstanding may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of or interest (or premium, if any) on any debt security of that series or a default under a covenant which cannot be modified or amended without the consent of all affected holders of debt securities. (Section 5.13)

Permanent Global Debt Securities — Book-Entry System

The following will apply to the debt securities of any series, unless otherwise indicated in the prospectus supplement relating to that series.

The debt securities of each series will be represented by one or more permanent global securities (collectively, a ''global security'') to be deposited with and registered in the name of a depositary or a nominee of the depositary identified in the prospectus supplement relating to such series. Unless otherwise indicated in the prospectus supplement relating to that series of debt securities, The **D**epositary **T**rust **C**ompany will act as depositary and the global security will be deposited with DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global security is limited to institutions that have accounts with DTC or its nominee (''participants'') or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for that global security. Ownership of beneficial interests in a global security by a person that holds through a participant will be evidenced only by, and the transfer of that beneficial interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are expected to receive written confirmations of the details of transactions and periodic statements of their holdings from the participants through which the beneficial owners entered into the transactions. The laws of certain jurisdictions require that certain owners of securities obtain possession of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

We have been advised by DTC that upon the issuance of a global security and the deposit of that global security with DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by that global security to the accounts of its participants.

So long as DTC, or its nominee, is the registered holder and owner of a global security, it will be considered the sole owner and holder of the debt securities for all purposes of such debt securities and under the Indenture. Except as set forth below, owners of beneficial interests in a global security will not be entitled to have debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form and will not be considered to be the owners or holders of any debt securities under the Indenture or such global security. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of debt securities under the Indenture or the global security. The Indenture permits the Depositary to authorize

participants, as its agents, to take any action which the Depositary, as the holder of a global security, is entitled to take under the Indenture or such global security.

Payment of principal of and premium, if any, and interest, if any, on debt securities represented by a global security will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global security representing those debt securities.

We have been advised by DTC that upon receipt of any payment of principal of, or premium, if any, or interest on, a global security, DTC will immediately credit participants' accounts on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a global security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we nor the Trustee will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial ownership interests in a global security for any debt securities or for maintaining, supervising or reviewing any records of DTC, any nominee or any participant relating to such beneficial ownership interests. Further, neither we nor the Trustee will be responsible for any other aspect of the relationship between the DTC and its participants or the relationship between such participants and the owners of beneficial interests in such global security owning through such participants.

A global security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global security may be registered to, any person other than DTC or its nominee, only if:

(a) DTC notifies us that it is unwilling or unable to continue as depositary for that global security or at any time DTC ceases to be a clearing agency registered under the Exchange Act;

(b) we at any time determine in our discretion that all or a portion of the global security shall be exchangeable for definitive debt securities in registered form; or

(c) an Event of Default with respect to the debt securities shall have occurred and be continuing.

Any global security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security. Any principal and interest will be payable, the transfer of the definitive debt securities will be registerable, and the definitive debt securities will be exchangeable at the corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, provided that payment of interest may be made at our option by check mailed to the address of the person entitled to that interest payment as of the record date and as shown on the register for the debt securities.

Except as provided above, owners of the beneficial interests in a global security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the Indenture. No global security shall be exchangeable except for another global security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global security or the Indenture.

We understand that, under existing industry practices, if we request any action of holders, or an owner of a beneficial interest in a global security desires to take any action that a holder is entitled to take under the debt securities or the Indenture, then DTC would authorize the participants holding the relevant beneficial interests to take that action and those participants would authorize beneficial owners owning through those participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the

Federal Reserve System, a ''clearing corporation'' within the meaning of the New York Uniform Commercial Code and a ''clearing agency'' registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

DTC has informed its participants and others that its processing data systems, as they relate to the timely payment of distributions to securityholders, book-entry deliveries, and settlement of trades within DTC, functioned properly on and after January 1, 2000. DTC has indicated that it has completed a technical assessment and has determined that its systems are Year 2000 compliant and are fully operational following the Year 2000 rollover. According to DTC, the foregoing information is not intended as a representation, warranty, or contract modification of any kind.

Same-Day Settlement and Payment

Settlement by the purchasers of the debt securities will be made in immediately available funds. All payments of principal and interest by us to DTC will be made in immediately available funds.

The debt securities will trade in DTC's Same-Day Funds Settlement System until maturity. DTC will require secondary trading activity in the debt securities to be settled in immediately available funds. The settlement of trades in immediately available funds may affect trading activity in the debt securities, since secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds.

Information Concerning the Trustee

The Chase Manhattan Bank is the Trustee under the Indenture. The Chase Manhattan Bank is also the Trustee under an indenture, dated as of March 15, 1996, between Goodyear and The Chase Manhattan Bank, as Trustee, which contains substantially the same covenants and events of default as those set forth in the Indenture. Under the indenture dated March 15, 1996, Goodyear issued $250 million principal amount of its 6⅝% Notes due 2006, $150 million principal amount of its 7% Notes due 2028 and $100 million principal amount of its 6⅜% Notes due 2008. We maintain various banking relationships with the Trustee. The Bank is the agent and a lender under our Revolving Credit Facility Agreement, as amended by a Second Replacement and Restatement Agreement, dated as of July 13, 1998. The Chase Manhattan Bank and 23 other domestic and international banks have agreed to lend us up to $700 million at any one time outstanding from time to time through July 13, 2003 under the Revolving Credit Facility Agreement. The Chase Manhattan Bank is also the agent and the lender under our Credit Agreement [364-Day Facility], dated as of August 20, 1999, whereunder The Chase Manhattan Bank and 24 other domestic and international banks have agreed to lend us up to $1.3 billion at any one time outstanding from time to time until August 18, 2000, when the commitment of each participating bank terminates unless extended for 364 days on a bank by bank basis or, if not so extended, we elect to obtain a two year loan from any non-extending bank. The Chase Manhattan Bank is from time to time the counterparty to certain interest rate exchange transactions and performs various other banking services for us in the ordinary course of business. The Chase Manhattan Bank has received and will receive fees and other compensation in connection with the aforesaid credit agreements and for other transactions and services.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

PLAN OF DISTRIBUTION

We may offer and sell debt securities from time to time in and/or outside the United States:

- through underwriters or dealers;
- directly to one or more purchasers;
- through agents; or
- through a combination of such methods.

The applicable prospectus supplement with respect to any particular series of debt securities offered will set forth:

- the terms of the offering of that series of debt securities.
- the name of each underwriter, dealer or agent, if any.
- the initial public offering price of that series of debt securities.
- the proceeds to us from such sale.
- any delayed delivery arrangement.
- any underwriting discounts and other items constituting underwriters' compensation.
- any discounts or concessions allowed or re-allowed or paid to dealers.

Any initial public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will execute an underwriting agreement with those underwriters which will provide, among other things, that the obligations of the underwriters will be subject to certain conditions and that the underwriters must purchase all debt securities then being offered if any are purchased.

If dealers are used in the sale of debt securities, we will sell the debt securities to the dealers as principals. The dealers may then resell the debt securities to the public at varying prices to be determined by the dealers at the time of resale.

The debt securities may be sold through agents we designate from time to time. Any agent involved in the offer or sale of the debt securities will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We may sell the debt securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the prospectus supplement relating thereto.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents and their affiliates may have in the past engaged, and may in the future engage, in transactions with, or perform services for, us and our affiliates in the ordinary course of business and receive compensation for such transactions and services.

Each series of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities will not be listed on any securities exchange. No assurance can be given as to the existence or liquidity of a trading market for any series of debt securities.

In connection with an offering, certain persons participating in such offering may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, such persons may overallot such offering, creating a syndicate short position. Such persons may bid for, and purchase, the debt securities in the open market to cover syndicate shorts or to stabilize the price of the debt securities. Such person may reclaim selling concessions allowed for distributing the debt securities in an offering, if such persons repurchase previously distributed debt securities in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. Such activities, if commenced, may be discontinued at any time.

VALIDITY OF DEBT SECURITIES

Unless otherwise indicated in an accompanying prospectus supplement relating to any particular series of the debt securities offered, the validity of the debt securities will be passed upon for us by C. Thomas Harvie, Esq., a Senior Vice President and the General Counsel of Goodyear, and for any underwriters or agents by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

EXPERTS

The consolidated financial statements of Goodyear incorporated in this Prospectus by reference to Goodyear's Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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